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                                                                    EXHIBIT 2(g)

                            SHARE PURCHASE AGREEMENT
                                    regarding
                    ARUP ALU-ROHR UND -PROFIL GMBH, DORTMUND

among

Helmut Lingemann GmbH & Co.
Statutory Seat Wuppertal
Am Deckershauschen 62, 42010 Wuppertal
("Seller")

and

GUVAB Gesellschaft fur Unternehmensbeteiligungen und Vermogensverwaltung im aluminumverarbeitenden Bereich mbH
Statutory Seat Berlin
("Purchaser")

PRELIMINARY REMARKS:

The Seller is doing business in the areas of heat exchanger tubes as explained in sec. 1.2 and windows (stay tubes and rails). The Seller intends to sell its entire business division heat exchanger tubes. The Seller will therefore sell to the Purchaser all shares of ARUP Alu-Rohr und -Profil GmbH, Dortmund. The transfer of the business division heat exchanger tubes will also include an agreement concerning licenses and transfer of intellectual property rights and know-how between the Seller and its wholly owned subsidiary Helmut Lingemann Maschinenbau GmbH on the one hand and ARUP Alu-Rohr and -Profil GmbH on the other hand. In addition, the Seller's wholly owned subsidiary Helima-Helvetion International Inc., Duncan, South Carolina, and an affiliate of the Purchaser's parent company Insilco Corporation, Dublin, Ohio, have entered into an asset deal agreement on the sale and transfer of the asset related to the US business division heat exchanger tubes (the "Helima Agreement") which shall become effective upon notarization of the transfer of the shares of ARUP Alu-Rohr und
- -Profil GmbH, Dortmund. Likewise, this agreement shall become effective once the Helima-Agreement has been entered into.




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Now, therefore, the parties hereto agree as follows:

                                      SEC. 1
                    SHAREHOLDINGS; ACCOUNT PAYABLE TO SELLER


1.1 The Seller is the sole shareholder of ARUP Alu-Rohr und -Profil GmbH with its statutory seat in Dortmund registered with the Commercial Register of the Lower Court Dortmund in section B under number 10308 with a fully paid-up share capital of DM 100,000 divided into two fully paid-up shares with a stated value per share of DM 50,000 (hereinafter referred to as "ARUP");

1.2 In accordance with its business objectives ARUP produces and sells tubes, profiles and accessories made of non-precious metals. These activities of ARUP shall constitute the business division heat exchanger tubes of the Seller for purposes of this agreement (hereinafter referred to as "Heat Exchanger Tube Business").

1.3 Enclosure 1.3 is an excerpt from the commercial register of ARUP reflecting all matters subject to registration; no application for further registrations have been filed.

1.4 After deduction of accounts payable by the Seller to ARUP, the Seller has still claims against ARUP (the "Seller Receivable").

                                      SEC. 2
                       ACTIONS UP UNTIL THE EFFECTIVE DATE

2.1 On or before July 7, 1996, 12.00 p.m., (hereinafter referred to as the "Effective Date"), the Seller shall have completed the separation of the Heat Exchanger Tube Business from the business division window and shall have transferred all business activities related to the Heat Exchanger Tube Business to ARUP and shall have transferred all business activities related to the business division window (stay tubes and rails) to the Seller itself.



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2.2      The Seller undertakes and represents that the registered powers of attorney granted by ARUP to Messrs. Michael Even, Jorg Engelmeyer shall have been revoked as of the Effective Date and that the revokation of said registered powers of attorney shall have been filed for registration with the commercial register of ARUP.

                                      SEC. 3
                           SALE AND TRANSFER, CLOSING

3.1 As of the Effective Date, the Seller hereby sells and transfers to the Purchaser the two ARUP shares each with a stated value of DM 50,000; the Purchaser accepts sale and transfer. The transfer of the two shares shall be duly notarized in a separate notarial deed.

         As of the Effective Date, the Seller sells and transfers to the Purchaser the Seller Receivable plus interest accrued thereon, if any, up until the Effective Date.

3.2 The ARUP shares sold and transferred pursuant to sec. 3.1 of this agreement are sold and transferred together with all profit entitlements. The surplus derived by ARUP from its operations during the period from December 31, 1995 up until the Effective Date as reflected in the audited financial statements as of the Effective Date pursuant to sec. 5.2 of this agreement shall belong to the Purchaser. The ARUP shares shall be sold and transferred with the effect that the liabilities of ARUP as of the Effective Date towards Stadtsparkasse Dortmund pursuant to sec. 4.2 of this agreement and towards the Seller pursuant to sec. 4.3 of this agreement shall have been repaid.

3.3 The transaction contemplated for consummation in this agreement shall be closed on the Effective Date or such other date as mutually agreed by the Seller and the Purchaser as soon as practicable after the Effective Date (the "Closing Date") at such place as mutually agreed by the Seller and the Purchaser.





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                                      SEC. 4
                      PURCHASE PRICE/SETTLEMENT OF ACCOUNTS

4.1 The aggregate purchase price for all shares and the Seller Receivable sold hereunder shall amount to DM 24,000,000. The aggregate purchase price includes the following items: All bank debt of ARUP as of the Effective Date (sec. 4.2 of this agreement), the Seller Receivable payable by ARUP to the Seller as of the Effective Date (sec. 4.3 of this agreement) minus a valuation deduction of DM 6,000,000, and the excess of DM 24,000,000 over the sum of bank debt pursuant to sec.
         4.2 of this agreement plus the accounts payable of ARUP to the Seller pursuant to sec. 4.3 of this agreement.

4.2 The bank debt of ARUP as of the Effective Date amounts to approx. DM 15,535,000.

         The bank debt of ARUP relates to the following loan agreements, in particular entered into with Stadtsparkasse Dortmund:

          a) Loan agreement no. 071 016 668 including the ancillary account 071 001 652 with a principal amount of DM 3,000,000 granted as a working capital line; the loan balance outstanding as of June 19, 1996 amounts to DM 2,932,000;

          b) Refinancing loan account no. 446 033 972 with a principal amount of DM 2,316,000 granted on April 13, 1992 for purposes of financing additional machines in connection with the expansion of the operations; the loan principal outstanding as of June 30, 1996 amounts to DM 1,448,279.00; in conjunction with

          c) the loan with a principal amount of DM 2,000,000 granted on April 27, 1993 in accordance with article 56 of the Agreement on the European Community of Coal and Steel to create new employments for terminated coal and steel employees; the loan was granted for purposes of financing the acquisition of additional machines in connection with the expansion of the operations and the loan principal outstanding as of June 30, 1996 amounts to DM 2,000,000.00;



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          d)   loan agreement no. 446 049 127 with a principal amount of DM
               3,500,000 granted on June 8, 1994 for purposes of financing the erection of a new production hall and the acquisition of additional machines; the loan principal outstanding as of June 30, 1996 amounts to DM 3,215,450.00;

          e) the loan agreement 446 049 135 with a principal amount of DM 3,930,000 granted on June 8, 1994 for purposes of financing the erection of a new production hall and the acquisition of new machines; the loan principal outstanding as of June 30, 1996 amounts to DM 3,678,298.00;

          f) the capital investment loan no. 446 065 734 of Stadtsparkasse Dortmund granted on January 6, 1995 with a principal amount of DM 3,000,000; the loan principal outstanding as of June 30, 1996 amounts to DM 2,260,324.00. .

         Sparkasse Dortmund has been provided with the following collaterals as security for its claims arising out of the agreements pursuant to sec.
         4.2 of this agreement:

          a) ARUP is registered with the land register Dortmund of the lower court Dortmund on the sheet 88050 as legal owner of the following pieces of land

               -    Flur 1, parcel of land 2830, 3048 square meters
               -    Flur 1, parcel of land 3186, 10 square meters
               -    Flur 1, parcel of land 3184, 4953 square meters.

               The pieces of land described above have been encumbered jointly and severally in section III. of the land register with three (3) mortgages (Grundschulden) of DM 2,454,600, DM 3,500,000 and DM 5,900,000, in aggregate DM 11,854,600, in favour of Stadtsparkasse Dortmund;

          b) ARUP has transferred on February 2, 1995 to Stadtsparkasse Dortmund by way of security equipment and machines owned by ARUP; ARUP has assigned on December 6, 1995 to Stadtsparkasse Dortmund by way of security accounts receivable;


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          c)   The Seller has entered on April 13, 1992 with Stadtsparkasse
               Dortmund into a guarantee agreement related to all claims of Stadtsparkasse Dortmund against ARUP; upon performance under the guarantee, the Seller has entered on June 21, 1996 with ARUP into an agreement on the subordination of claims of the Seller against ARUP up to the maximum amount of DM 3,800,000.

4.3 The Seller has claims against ARUP after deduction of ARUP's accounts receivable from the Seller (the "Seller Receivable" pursuant to sec. 1.4). The purchase price attributable to the Seller Receivable equals the principal amount as of the Effective Date minus a valuation deduction of DM 6,000,000.

4.4 The aggregate purchase price pursuant tosec.4.1 of this agreement shall be settled as of the Effective Date as follows:

          a) Under a loan agreement dated May 31, 1996 Insilco Corporation granted a loan to the Seller with a principal amount of US Dollar 1,300,000. All claims arising out of, and in connection with, the loan agreement were assigned to the Purchaser. The principal amount of the loan plus accrued interest up until the Effective Date shall be set off against the purchase price pursuant to sec.
               4.1 of this agreement.

          b) The creditors pursuant to sec. 4.2 shall submit to the Seller on the Effective Date, at the latest, in writing a schedule listing all claims of the creditors against ARUP as of the Effective Date (principal amount plus interest accrued thereon up until the Effective Date; the "Bank Debt") together with a confirmation that upon unconditional receipt of payment as of the Effective Date of the amount as specified in the schedule all claims of the creditors against ARUP as of the Effective Date shall have been fully satisfied. If ARUP maintains a current bank account with a creditor, the respective creditor shall submit to the Seller without undue delay a confirmation of the debit balance on ARUP'S current bank account as of the Effective Date (the "Current Account Payable").

               The Purchaser shall transfer as of the Effective Date to the bank accounts designated by the creditors the amount of Bank Debt specified by each creditor in the schedule


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          against release of all collaterals provided as security pursuant to sec. 4.2 of this agreement. The Purchaser shall transfer the aggregate Current Account Payable to the bank accounts designated by the respective creditors as of the [third bank day] following the notification of the Current Account Payable.

     c) Subject to the provisions under subsection d) hereof, the Purchaser shall transfer as of the Effective Date to the bank account designated by the Seller an instalment of the Seller Receivable equal to one half of the Seller Receivable to be determined on the basis of the management accounts of ARUP as of May 31, 1996. Per May 31,1996 the management accounts state an amount of DM 10,614,000.00.

     d) The balance of the purchase price pursuant to sec. 4.1 of this agreement minus the set-off pursuant to sec. 4.4 a) of this agreement, minus the Bank Debt and Current Account Payable pursuant to sec. 4.4 b) of this agreement and minus the instalment of the Seller Receivable pursuant to sec. 4.4 c) of this agreement shall be transferred by the Purchaser as of the Effective Date to a lawyer's escrow account number 281204 at Delbruck & Co. which shall be managed jointly by attorney-at-law Dr. Ulrich Jungst as representative of the Seller and attorney-at-law Dr. Andreas Rodin as representative of the Purchaser (jointly the "Escrow Agents"). Any credit balance on the escrow account shall be invested by the Escrow Agents in an interest-bearing short-term deposit for one week terms and shall be released als follows:

          (i) Subject to the provisions of para 2 through 4 of this (i), the balance of the Seller Receivable pursuant to sec. 4.3 of this agreement minus the instalment pursuant to sec. 4.4 c) of this agreement (the "Seller Receivable Balance") shall be transferred by the Escrow Agents to the bank account designated by the Seller as of the date of expiration of the one week investment period running when the Seller Receivable Balance has been notified to the Escrow Agents. The Seller and the Purchaser shall jointly notify the Escrow Agents in writing, duly undersigned by them, that the amount of the Seller Receivable Balance has been reflected in the Audited Effective Date Financial Statements pursuant to sec. 5 of this agreement.



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                    The Seller guarantees that - subject to consistently applied valuation principles - (i) the inventory of ARUP as of the Effective Date is not less than the inventory reflected in the audited financial statements as of December 31, 1995, and (ii) the balance of accounts receivable from unrelated third parties minus accounts payable to unrelated third parties as of the Effective Date is not less than the balance as of March 31, 1996 pursuant to the management accounts of ARUP. If and to the extent the respective Effective Date figure falls short vis-a-vis the respective figure as of December 31, 1996, as the case may be, the shortfall shall be deducted from the Seller Receivable Balance. The Escrow Agent shall transfer the respective shortfall to the bank account designated by the Purchaser upon written notice - to be duly undersigned by the Purchaser and the Seller - of the amount of the shortfall as of the end of the weekly investment period running on the date of notification. The maximum amount by which the Seller Receivable Balance shall be reduced hereunder shall exceed the amount by which the balance of inventory, plus accounts receivable from third parties, minus accounts payable to third parties as of the Effective Date fall short vis-a-vis the balance of DM 6.6 million, plus accounts receivable from third parties, minus accounts payable to third parties as of March 31, 1996.

                    If the credit balance on the escrow account after transfer of the Seller Receivable Balance as adjusted pursuant to para 2 of this (i) would fall below DM 3,000,000 the amount of the Seller Receivable Balance as adjusted pursuant to para 2 of this (i) to be transferred shall be reduced correspondingly so that the escrow account continues to reflect a credit balance of DM 3,000,000.

                    If the credit balance on the escrow account after transfer of the Seller Receivable Balance as adjusted pursuant to para 2 of this (i) exceeds DM 3,000,000 the excess of the credit balance over DM 3,000,000 shall be transferred by the Escrow Agents together with the Seller Receivable Balance as adjusted pursuant to para 2 of this (i) to the bank account designated by the Seller.


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               (ii) The credit balance of DM 3,000,000 on the escrow account shall be withheld as collateral for warranty claims under sec. sec. 6 and 7 of this agreement and under the Helima-Agreement, for a purchase price adjustment under the Helima-Agreement if and to the extent the adjustment in favour of the acquiring affiliate of Insilco Corporation exceeds US Dollar 500,000, and for claims of the Purchaser under the tax indemnification pursuant to sec. 7.5 of this agreement. If and to the extent the purchaser and the Seller jointly notify the Escrow Agents in writing that the purchase price under the Helima-Agreement shall be adjusted in favour of the acquiring affiliate of Insilco Corporation, such purchase price adjustment shall be transferred by the Escrow Agents to the bank account designated by the Purchaser. If the Purchaser notifies the Escrow Agents in writing as of the first anniversary of the Effective Date that no warranty claims have been brought up, the Escrow Agents shall transfer as of the first anniversary of the Effective Date to the bank account designated by the Seller an amount equal to DM 1,500,000.00 minus payment of purchase price adjustments under the Helima-Agreement, if any.

                    If and to the extent the Purchaser notifies the Escrow Agents in writing as of the first anniversary of the Effective Date that warranty claims have been brought up, the Escrow Agents shall transfer as of the first anniversary of the Effective Date to the bank account designated by the Seller an amount equal to DM 1,500,000.00 minus payments of purchase price adjustments under the Helima-Agreement, if any, and minus the amounts subject to warranty claims. The amounts subject to warranty claims shall be released by the Escrow Agents upon written confirmation, duly undersigned by the Seller and the Purchaser, on the final settlement of the warranty claims brought up by the Purchaser.

                    The remaining credit balance on the Escrow Account shall be transferred by the Escrow Agents to the Purchaser or the Seller, as the case may be, upon written confirmation - to be duly undersigned by the Purchaser and the Seller - on the final settlement of claims of the Purchaser, if any, under the tax indemnification pursuant to sec. 7.5 of this agreement.


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                  (iii)    Interest accruing on the escrow account shall be
                           released to the respective beneficiary together with the principal amount pursuant to (i) and (ii) above.

                                      SEC. 5
                                 EFFECTIVE DATE

5.1 The Seller has already submitted to the Purchaser the audited financial statements of ARUP for the fiscal years 1994 and 1995 certified by the auditors without qualification and prepared in accordance with the principles set forth in sec. 5.2 lit. b).

5.2      The Purchaser and the Seller shall jointly arrange for the following:

               a) ARUP shall conduct without undue delay a physical stock taking as of the Effective Date and shall reconcile the account balances with its creditors and debtors;

               b) ARUP shall prepare without undue delay interim financial statements as of the Effective Date in accordance with the legal provisions under the commercial code and in accordance with generally accepted accounting principles as consistently applied in the past (hereinafter referred to as "Preliminary Effective Date Financial Statements");

               c) The accounting firm Arthur Andersen, Koln, shall be jointly engaged by Purchaser and Seller to audit without undue delay ARUP's Preliminary Effective Date Financial Statements and shall make such adjustments as necessary to meet the standards as set forth in sec. 5.2 lit. b) (the "Audited Effective Date Financial Statements") and shall certify without qualification that the Audited Effective Date Financial Statements comply with the standards set forth in sec. 5.2 lit. b); a copy of the Audited Effective Date Financial Statements together with the unqualified certification shall be submitted by Arthur Andersen to the Purchaser and the Seller; and

               d) ARUP shall allow representatives of the Purchaser (including Purchaser's auditors) and representatives of the Seller to attend when actions as set forth in sec. 5.2 lit. a) through
                    c) shall be performed.


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5.3      The Purchaser and the Seller shall notify each other in writing within one month after receipt of the Audited Effective Date Financial Statements if and to what extent from their respective perspective the Audited Effective Date Financial Statements are not consistent with the principles set forth in sec. 5.2 lit. b). Any dispute among the Purchaser and the Seller in connection with objections raised which cannot be amicably solved shall be finally decided upon request of the Purchaser or the Seller by an independent accounting firm as arbitrator within the meaning of sec. 317 German Civil Code. If the Seller and the Purchaser cannot agree on the arbitrator within two weeks after one party has asked for the appointment of an arbitrator, it shall be appointed by the Institute of Certified Public Accountants e.V., Dusseldorf. The decision taken by the arbitrator shall be binding for the parties hereto to the extent legally permitted (sec. 319 German Civil Code); the fees charged by the arbitrator shall be equally borne by the Purchaser and the Seller. If no objections have been raised pursuant to sec. 5.3 clause 1, the Audited Effective Date Financial Statements shall constitute the "Effective Date Financial Statements" for purposes of this agreement. If objections have been raised pursuant to sec. 5.3 clause 1, the Audited Effective Date Financial Statements as adjusted in accordance with the amicable settlement between the Purchaser and the Seller or as adjusted in accordance with the decision taken by the arbitrator, as the case may be, shall constitute the "Effective Date Financial Statements" for purposes of this agreement.

                                      SEC. 6
                    GUARANTEES OF THE SELLER AND ITS PARTNERS

The Seller guarantees and represents to the Purchaser that the following statements are true and correct as of signing hereof, the Effective Date and the Closing Date.

6.1  Legal Matters

     a) ARUP has been established as a corporation under the laws of the Federal Republic of Germany, is validly existing and in good standing. The ARUP shares are fully paid-up and have not been repaid to the shareholder.

     b) The Seller is the sole owner of the shares sold pursuant to sec. 3.1 of this agreement and is unrestrictedly authorized to dispose of such shares together with all rights and


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               benefits deriving therefrom. Execution and performance of this purchase agreement do not violate any agreement entered into by the shareholder, the Seller or ARUP. The ARUP shares are free of any liens or encumbrances in favour of third parties.

          c)   ARUP does not own shares of other subsidiaries.

          d) The articles of association of ARUP dated April 14, 1992 have not been terminated or amended. There are no side agreements or other arrangements related to the articles of association. There exist with regard to the shares sold hereunder no voting trust agreements, sub-participations, silent partnerships, profit sharing loans, trust agreements or similar arrangements.

          e) ARUP has not entered into a profit and loss transfer agreement or a similar agreement within the meaning of sec. sec. 291 et seq. of the Stock Corporation Act.

6.2      FINANCIAL MATTERS

          a) The audited financial statements of ARUP for the fiscal years 1994 and 1995 as well as the Audited Effective Date Financial Statements pursuant to sec. 5.2 lit. c) have been or shall be prepared in accordance with the legal provisions under the commercial code and, to the extent legally permitted, in accordance with generally accepted accounting principles as consistently applied in the past; fixed assets acquired by ARUP since January 1, 1995 have been depreciated on a straight line basis. All financial statements are true and correct and present a true and fair view of the financial position, the networth and earnings position of ARUP as of the respective date and for the respective period. The negative equity of ARUP as of the Effective Date shall not exceed DM 3,100,000. Upon determination of the negative equity of ARUP, the "Sonderposten fur Investitionszuschusse" shall not reduce the negative equity.

          b) As of the Effective Date ARUP does not have liabilities, contingent liabilities or threatening losses deriving from pending transactions other than those reflected in the Effective Date Financial Statements or for which sufficient provisions have been established in the Effective Date Financial Statements.


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          c)   ARUP has not granted any pension promises.

          d) Enclosure 6.2 d) completely reflects all bank accounts maintained by ARUP as of the Effective Date, the account numbers and the signatories authorized to manage the bank accounts.

6.3      ASSETS

          a) ARUP is the owner of all assets reflected in the financial statements 1995 and the Effective Date Financial Statements unless subsequently disposed of in the ordinary course of business. ARUP has the unrestricted right to fully dispose of such assets. The assets are free and clear of all liens or encumbrances, except for the following: legal pledges and customary retention of title by suppliers for deliveries properly recorded in the books and records of ARUP; transfer of title to equipments and machines to Stadtsparkasse Dortmund by way of security dated February 2, 1995; assignment of claims to Stadtsparkasse Dortmund by way of security dated February 2, 1995; the mortgages in favour of Stadtsparkasse Dortmund as set forth in sec. 4.2 of this agreement. These collaterals shall be released in accordance with the provisions of sec. 4.4 of this agreement.

          b) The accounts receivable reflected in the Effective Date Financial Statements do exist and have the value assigned to them in the Effective Date Financial Statements. Unless already paid they will be paid when due in the amount as reflected less the reserves for uncollectible receivables as reflected.

          c) The stock and inventory of ARUP is not obsolete or unsellable and can be sold or used in the ordinary course of business at the value assigned to them in the Effective Date Financial Statements after taking into consideration depreciation as reflected in the Effective Date Financial Statements.

          d) ARUP is the legal owner of the premises in Breisenbachstra e 87 in Dortmund consisting of the pieces of land as explained in sec.
               4.2 of this agreement. The site is fully developed and is reflected in the non-appealable zoning plan of the city of Dortmund as an industrial area within the meaning of sec. 9 of the Baunutzungsverordnung. The outdoor installations, the building and other fittings have been erected and are maintained in accordance with applicable construction law. All necessary building permits and other governmental approvals have been obtained. All development costs and adjoining property assessments have been paid except for development costs in the amount of approx. DM 160,000 which have been fully reserved in the Effective Date Financial Statements. The pieces of land have not been encumbered with an easement or other restrictions in favour of neighbours except as set forth in the land register. Except for the three mortgages registered in section III. of the land register as set forth in sec. 4.2 of this agreement no mortgages exist.

          e) The piece of land of ARUP including the outdoor installations, the building and fittings, as well as the fixed assets of ARUP and assets owned by third parties but used by ARUP have been properly maintained and repaired and are in good condition.

          f) The piece of land, including the outdoor installations, the building and fittings, the machines and the equipment of ARUP comply with safety regulations, environmental regulations and other legal provisions applicable to the operations of ARUP. Except for instructions regarding the measure of noise upon the operation of the machines, the installation of safety devices and ventilation for which sufficient reserves have been established in the Effective Date Financial Statements, there are no instructions pending imposed by the Technical Supervisory Association or other governmental entities. No such instructions have been announced or are to be expected.

6.4      SIGNIFICANT ARRANGEMENTS

Except as disclosed in Enclosure 6.4 ARUP is not a party to any of the following agreements:

          a) Agreements on, or commitments to grant, profit or turnover related payments (except for customary agreements with commercial agents or brokers);


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                                     - 15 -




          b) agreements or other arrangements with members of the board of directors, employees or consultants providing for annual payments of DM 80,000 or more per individual case or providing for a fixed term expiring after December 31, 1997;

          c) agreements on the sale, purchase or other disposition of real estate; rental agreements related to real estate;

          d) guarantee agreements, letters of comfort, indemnification agreements or similar arrangements by which ARUP assumes liability for the repayment of third party debt;

          e) liabilities deriving from bills of exchange, except for trade bills of exchange with an aggregate value of not more than approximately DM 100,000;

          f) loan agreements, leasing agreements, factoring agreements and joint venture agreements;

          g) agreements with commercial agents, distributor agreements or agreements with brokers;

          h) supply agreements, delivery agreements or service agreements involving an amount of DM 50,000 or more per individual case or providing for a remaining fixed term of more than 12 months after the Effective Date;

          i) agreements limiting the business operations of ARUP or limiting its competition;

          j)   utilization of, or applications for, governmental subsidies;

          k) direct or indirect pension commitments, group life insurance policies or similar arrangements providing for benefits in case of sickness, death, disability or old age;

          l) agreements with a workers' council or other collective bargaining agreements;

          m) unsettled severance payments in favour of employees whose employment has been terminated;

          n) agreements which can be terminated or amended due to a change of control over ARUP or which provide for other disadvantages in case of a change of control over ARUP;

          o) agreements with the Seller or its affiliates within the meaning of sec. 15 Stock Corporation Act.

6.5      INTELLECTUAL PROPERTY RIGHTS

          a) ARUP has the exclusive right to use all patents, utility models, trade marks, copyrights and other intellectual property rights including intellectual property rights applications as well as licenses granted to it as presently used by it. To the best knowledge of the Seller, there are no intellectual property rights of third parties or applications of third parties for registration of intellectual property rights which ARUP violates when using its machines and equipments or when producing or selling any of its present products. No actions have been brought up against ARUP during the past five years claiming that ARUP is violating intellectual property rights of third parties. No patents, utility models, trademarks, copyrights, other intellectual property rights including intellectual property right applications and know-how is necessary to conduct the Heat Exchanger Tube Business of ARUP as presently conducted other than those transferred by the Seller and Helmut Lingemann Maschinenbau GmbH to ARUP under the intellectual property right and know-how agreement of today.

          b) Exept for the intellectual property rights and the applications for registration of intellectual property rights acquired by ARUP under the intellectual property right and know-how agreement of today, the Seller and its affiliates do not hold other intellectual property rights or applications for registration of intellectual property rights exclusively related to the Heat Exchanger Tube Business.

          c) Except for the licence and other agreements, including inventions of employees, as disclosed in Enclosure 6.5, there are no agreements of ARUP related to intellectual property rights or technical know-how entered into by ARUP as licensee or licensor;

          d) Except for restrictions included in license agreements as disclosed in Enclosure 6.5, ARUP has the unrestricted right to dispose of the software used by it.

6.6      OTHER MATTERS

          a) ARUP is operated in accordance with all applicable legal provisions and approvals. ARUP has all permits, approvals, consents, concessions or other public or civil rights necessary to conduct its operations as presently conducted. The execution of this purchase agreement does not adversely affect such rights. The conduct of its present operations does not give rise to concerns that any such rights shall not be renewed or extended.

          b) Except as disclosed in Enclosure 6.6 b), there are no pending litigations, arbitration proceedings, proceedings for the imposition of administrative fines, administrative proceedings or administrative investigations related to ARUP. Product liability claims of third parties have not yet been brought up against ARUP. To the best knowledge of the Seller, there is no concern that any such proceedings or investigations will be initiated.

          c) The books, records and other documents related to ARUP have been properly maintained and are available to the company.

          d)   ARUP maintains the insurance policies as listed in Enclosure 6.6
               d).

          e) Since January 1, 1996, ARUP did not make any payment and did not grant any benefit to the Seller except for services and deliveries agreed upon at arms' length terms and conditions.

          f) Upon execution and performance of this agreement and the Helima-Agreement all business activities related to the Heat Exchanger Tube Business of the Seller have been transferred by the Seller to the Purchaser.

          g) The shares sold hereunder do no constitute all or almost all of the Seller's networth.

          h) Enclosure 6.6 h) reflects all employees employed by ARUP as of the Effective Date and the significant terms and conditions of their employment; the employment agreements have not been terminated.

          i) To the best of Seller's knowledge, the backlog of ARUP as of the Effective Date has been calculated by ARUP on a loss-free basis. No threatening losses are deriving from supply agreements of ARUP pending as of the Effective Date other than those for which reserves have been established in the Audited Effective Date Financial Statements.

          j) From the date of signing hereof until the Closing Date, the Heat Exchanger Tube Business shall be conducted by ARUP in the ordinary course of business. Business transactions of ARUP for which the Seller makes representations and gives warranties under this ss. 6 shall not be performed without the prior written consent of the Purchaser.

                                      SEC. 7
                            REMEDIES, INDEMNIFICATION

     7.1 In case of a breach or violation of a representation or guarantee as listed in sec. 6, the Seller shall indemnify the Purchaser or ARUP, if so requested by the Purchaser, against all damage, loss, liability or other disadvantages irrespective of their nature and irrespective of their legal ground up to an aggregate maximum amount of DM 3,000,000 resulting from such breach or violation of a representation or guarantee. No claim against the Seller shall exist unless the aggregate amount of all claims against the Seller is DM 100,000 or more.

     7.2 If and to the extent a representation or guarantee as listed in sec. 6 is subject to the best knowledge of the Seller, the Seller shall only be liable if it was aware of the incorrectness or incompleteness of the representation made or guarantee given or if it was unaware of the incorrectness or incompleteness due to gross negligence. The Seller is only liable for awareness or unawareness due to gross negligence of the managing directors of ARUP.

     7.3  No right to rescind this agreement shall exist after the Closing Date.

     7.4 Unless a longer period of limitation is mandatorily provided for under the code, claims of the Purchaser arising out of, or in connection with, this agreement are subject to limitation twelve months after the Effective Date. However, claims in connection with, or arising out of, the indemnification pursuant to sec. 7.5 of this agreement shall be subject to limitation 6 months after the assessment of taxes, contributions or other duties pursuant to sec. 7.5 of this agreement related to time periods up until the Effective Date has become non-appealable. After execution of this agreement, the Purchaser shall use its best efforts that a tax field audit shall be conducted for ARUP for time periods up until the Effective Date in order to determine as quickly as possible whether claims against the Seller exist.

     7.5  INDEMNIFICATION REGARDING TAXES AND OTHER DUTIES

          a) ARUP has properly filed all tax returns related to time periods up until the Effective Date when due and has paid all taxes, contributions and other duties, including prepayments, when due.

          b) Sufficient reserves or Liabilities will be reflected in the Effective Date Financial Statements for unpaid taxes, contributions (including social security contributions) and other duties related to time periods up until the Effective Date.

          c) The Seller shall indemnify ARUP against all taxes, contributions, and other duties related to time periods up until the Effective Date if and to the extent the amounts finally assessed exceed the liability items and reserves for taxes, contributions or other duties as reflected in the Effective Date Financial Statements. If and to the extent the assessment of excess taxes for time periods up until the Effective Date results in corresponding tax savings for time periods after the Effective Date, the Seller shall indemnify ARUP only for the balance of excess taxes minus the corresponding tax savings.

               If and to the extent an increase of the tax basis of ARUP as assessed for time periods up until the Effective Date - reduced by a corresponding reduction of the tax basis, if any, for time periods after the Effective Date - vis-a-vis the tax basis underlying the tax returns of ARUP for time periods up until the Effective Date results in a reduction of ARUP's tax loss carry forward as of the Effective Date below DM 3,100,000 for corporate income tax purposes or below the amount reflected in the tax returns as of December 31, 1991 for local business tax purposes, the Seller shall reimburse ARUP for the after-tax amount of such reduction of the tax loss carry forward.

          d) Mr. Horst Lingemann and Ms Heidrun Ulbrich undertake to assign to ARUP in the legally required form claims on refunds of corporate income tax and dividend withholding tax resulting from a constructive dividend deemed to have been distributed by ARUP to the Seller pursuant to the non-appealable findings in a tax field audit of ARUP or shall pay over to ARUP the aggregate amount of creditable corporate income tax and dividend withholding tax.

     7.6 No limitation of the liability of the Seller pursuant to sec. sec. 7.1, 7.3 or 7.4 shall exist in case of bad faith or willful misconduct.

                                      SEC. 8
                      COOPERATION AFTER THE EFFECTIVE DATE

     8.1 The computer stations of ARUP are presently connected with the main computer of the Seller in Wuppertal. The parties understand that the separation of ARUP's EDP system from the system of the Seller will take some time. The Seller, therefore, grants ARUP access to the main computer of the Seller in Wuppertal until December 31, 1996, at the latest, and to use the software as in the past. The Seller further grants the right to ARUP to use the software of the main computer of the Seller for ARUP's new EDP system after December 31, 1996 against payment of an arms' length consideration.

     8.2 The production of Heat Exchanger Tubes which are presently produced in the production facilities of the Seller in Wuppertal significantly requires specific know-how and specific knowledge how to operate the machines (in particular with regard to speed and voltage). Only employees of the Seller do have such knowledge and the production know-how. The Seller will transfer to ARUP on or before December 31, 1996 all equipment embodied in the production of such round tubes and the Seller grants the right to ARUP to call upon one employee of the Seller having such knowledge and know-how to assist ARUP for such time as is necessary to effectively transfer such knowledge and production know-how to the employees of ARUP. The Seller transfers to the Purchaser legal title of the tube mill finished in June 1996 and presently located at the production facilities of the Seller in Wuppertal and undertakes to relocate the the tube mill at Seller's expense without undue delay to the production facilities of ARUP in Dortmund.


     8.3  The details related to the assistance of the Seller pursuant to sec.
          8.1 and sec. 8.2 of this agreement as well as the details of the production of those round tubes which are presently produced at the facilities of the Seller have been agreed upon by the Seller and the Purchaser in a separate agreement of today.

     8.4 The Seller hereby specifically agrees that the name "ARUP" can be used in the future. In addition, ARUP shall be entitled to use the name "Helima" or "Lingemann" with a design specification disclosing the succession upon production and sale of heat Exchanger tubes.

                                      SEC. 9
                             COVENANT NOT TO COMPETE

     9.1 The Seller, the companies related with the Seller within the meaning of sec. sec. 15 et seq. Stock Corporation Act and the partners of the Seller, Mr. Horst Lingemann and Ms Heidrun Ulbrich (jointly the "Obligated Persons"), undertake not to compete with ARUP for a period of five years after the Effective Date. In particular,

          a) they shall not produce or sell (i) products as presently produced and sold or developed by ARUP or (ii) similar products related to the Heat Exchanger Tube Business (hereinafter referred to as "Competitive Products");

          b) they shall not establish or acquire, or hold participations in, or support in any respect, another company producing or selling Competitive Products;

          c) they shall not directly or indirectly in any manner produce or sell Competitive Products and shall not support any competition by a third party.

     9.2 The covenant not to compete pursuant to sec. 9.1 shall relate to all countries in which ARUP is presently doing business or is about to do business, and shall further relate to all countries in which ARUP was doing business during the four year period preceding the Effective Date.

     9.3 The Obligated Persons further undertake to keep strictly confidential for a period of five years after the Effective Date all business secrets related to ARUP, except for business secrets related only to the business division windows; such secrets shall not be used by the Obligated Persons for their own purposes and shall not be directly or indirectly disclosed to third parties. Any assistance in favour of third parties to get access to such secrets shall be prohibited as well. If the Seller disposes of its business division windows, the Seller shall subject the acquisor of the business division windows to a covenant not to compete with the Heat Exchanger Tube Business for the remaining term of the Seller's covenant not to compete and the scope of the aquiror's covenant not to compete shall be the same as set forth in sec. 9 of this agreement. If the Purchaser exercises the option to be granted to it pursuant to sec. 11.1 f) of this agreement, the Seller undertakes not to compete with Helmut Lingemann Maschinenbau GmbH and the business conducted by it for a period of five years after exercise of the option.

     9.4 The Obligated Persons undertake not to entice away employees of ARUP during the five year period after the Effective Date.

                                    SEC. 10
                               EXPENSES AND TAXES

     10.1 Notarial fees and other public duties levied upon execution and performance of this agreement shall be equally borne by the Seller and the Purchaser; provided, however, that the Seller's share in such fees and duties shall be limited to a maximum amount of DM 10,000. All other expenses shall be borne by the Purchaser. Personal income taxes, however, shall be borne by the Seller.

     10.2 Fees for consultancy services (including services of tax advisers and certified public accountants) shall be borne by the respective principal.

                                    SEC. 11
                              CONDITIONS PRECEDENT

     11.1 This agreement shall become enforceable and binding once the following conditions precedent have been met:

          a) the agreement of today with ARUP on transfer and license of know-how, intellectual property rights and intellectual property rights applications as well as the agreement pursuant to sec. 8.3 of this agreement has become enforceable and binding;

          b)   the Helima-Agreement has become enforceable and binding;

          c) the board of directors of the Purchaser has approved this agreement;

          d) The existing employment contract of Mr. Peter Brede with ARUP has been terminated as of the Effective Date without a severance payment payable by ARUP and Mr. Peter Brede has entered into a consultancy agreement with ARUP at terms and conditions as agreed with the Purchaser;

          e) the Employees presently employed by Helmut Lingemann Maschinenbau GmbH who shall transfer to ARUP have agreed in writing to a transfer of their existing employment agreements to ARUP;

          f) the Seller has written in duly notarized form a call option to the Purchaser on (i) all shares of the share capital of Helmut Lingemann Maschinenbau GmbH exercisable by the Purchaser upon transfer by the Seller of its business division windows (directly or indirectly through a sale of the Seller itself) against payment of a strike price equal to [the net equity of Helmut Lingemann Maschinenbau GmbH at book value], and against entering with the aquiror of the business division windows into a license agreement on know-how and intellectual property rights owned by Helmut Lingemann Maschinenbau GmbH to the extent related to the business division windows for the exclusive use by the acquiror of the business division windows for the manufacture and sale of products of the business division windows.

     The Seller and the Purchaser undertake to inform each other as soon as any of the above conditions precedent has been fulfilled.

11.2 The parties undertake to file without undue delay with the Anti-Trust Office a post-acquisition notification pursuant to sec. 23 Anti-Trust Act. Each party undertakes to fully disclose - correct and complete - to the Anti-Trust Office all matters of fact as listed in sec. 23 para. 5 and 6 Anti-Trust Act. In addition, the parties shall jointly cooperate to obtain as soon as possible a positive decision from the Anti-Trust Office.

                                    SEC. 12
           UNDERTAKINGS OF MR. HORST LINGEMANN AND MS HEIDRUN ULBRICH

Mr. Horst Lingemann and Ms Heidrun Ulbrich agree to become a party to this agreement as far as the provisions in sec. 7.5 d) of this agreement and in sec. 9 of this agreement related to the covenant not to compete are concerned.

                                   SEC. 13
                                MISCELLANEOUS

13.1     (Standard Severability Clause which has not been translated.)

13.2 This agreement shall be governed by the laws of the Federal Republic of Germany.

13.3 The headings in this agreement are for convenience purposes only and shall not affect the construction hereof.

13.4 Amendments and modifications of this agreement shall only be valid if made in writing, unless a stricter form is required under the code.

13.5 All disputes arising out of, or in connection with, this agreement, including disputes related to the validity of this agreement itself, shall be settled in arbitration proceedings pursuant to the arbitration agreement in Enclosure 8 and shall not be litigated at a regular civil court.


Cologne this 28th day of June 1996

/s/ HORST LINGEMANN                       /s/ ANDREAS RODIN
 ..........................                ......................................
Helmut Lingemann GmbH & Co.               GUVB Gesellschaft fur Unternehmens-
                                          beteililgungen und Vermogensverwaltung
                                          im aluminiumverarbeitenden Bereich
                                          mbH  i.Gr.
                                          Dr. Andreas Rodin


/s/ HORST LINGEMANN                       /s/ HEIDRUN ULBRICH
 ...........................               .....................................
     Horst Lingemann                                Heidrun Ulbrich


Notorial cofirmation in accordance with German law.